Mail Stop 3561

April 13, 2009

Thomas J. May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, MA 02199

      Re: **NSTAR**
            Form 10-K for Fiscal Year Ended December 31, 2008
            Filed February 9, 2009
            File No. 001-14768

Dear Mr. May:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director